UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

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                                    FORM 6-K

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                            REPORT OF FOREIGN ISSUER

                       Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934


                                February 10, 2009


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                                NOVO NORDISK A/S
             (Exact name of Registrant as specified in its charter)


                                    NOVO ALLE
                               DK-2880, BAGSVAERD
                                     DENMARK
                    (Address of principal executive offices)

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Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F

                       Form 20-F [X]     Form 40-F [ ]


Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                             Yes [ ]     No [X]


If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g-32(b):82-_____________________

TRANSACTION IN OWN SHARES

NOVO NORDISK A/S - SHARE REPURCHASE PROGRAMME

On 29 January 2009 Novo Nordisk initiated its share repurchase programme in accordance with the provisions of the European Commission's regulation no 2273/2003 of 22 December 2003, also referred to as the Safe Harbour rules.

Under the programme Novo Nordisk will repurchase B shares for an amount up to DKK 3.0 billion in the period from 29 January 2009 to 5 August 2009.

Since the announcement as of 29 January 2009, the following transactions have been made under the programme:

                            NUMBER OF                AVERAGE         TRANSACTION
                               SHARES         PURCHASE PRICE          VALUE, DKK
ACCUMULATED, LAST
ANNOUNCEMENT                        0                                          0
29 January 2009                75,000                 298.43          22,382,250
30 January 2009                75,000                 308.55          23,141,250
2 February 2009                75,000                 312.47          23,435,400
3 February 2009                75,000                 315.39          23,654,250
4 February 2009                75,000                 314.26          23,569,500
5 February 2009                87,500                 305.75          26,753,125
6 February 2009                75,000                 307.47          23,059,875
ACCUMULATED UNDER
THE PROGRAMME                 537,500                                165,995,650

Transactions related to Novo Nordisk's incentive programmes have resulted in a net sale by Novo Nordisk of 716.464 B-shares in the period from 28 January 2009 to 6 February 2009. The shares in these transactions were not part of the Safe Harbour repurchase programme.

With the transactions stated above, Novo Nordisk owns a total of 25,542,131 treasury shares, corresponding to 4.0% of the share capital. The total amount of shares in the company is 634,000,000 including treasury shares.

Novo Nordisk is a healthcare company and a world leader in diabetes care. In addition, Novo Nordisk has a leading position within areas such as haemostasis management, growth hormone therapy and hormone replacement therapy. Novo Nordisk manufactures and markets pharmaceutical products and services that make a significant difference to patients, the medical profession and society. With headquarters in Denmark, Novo Nordisk employs approximately 26,300 employees in 80 countries, and markets its products in 179 countries. Novo Nordisk's B shares are listed on the stock exchanges in Copenhagen and London. Its ADRs are listed on the New York Stock Exchange under the symbol 'NVO'. For more information, visit novonordisk.com.

Further information:

Media:                               Investors:

Outside North America:               Outside North America:
Elin K Hansen                        Mads Veggerby Lausten
Tel: (+45) 4442 3450                 Tel: (+45) 4443 7919
ekh@novonordisk.com                  mlau@novonordisk.com

                                     Kasper Roseeuw Poulsen
                                     Tel: 4442 4471
                                     krop@novonordisk.com

In North America:                    In North America:
Sean Clements                        Hans Rommer
Tel: (+1) 609 514 8316               Tel: (+1) 609 919 7937
secl@novonordisk.com                 hrmm@novonordisk.com

Company Announcement no 6 / 2009

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf of the undersigned, thereunto duly authorized.

Date: February 10, 2009                        NOVO NORDISK A/S
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                                            Lars Rebien Sorensen,
                                     President and Chief Executive Officer